Exhibit 99.2

AMENDMENT 2013-1
to the
WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
WHEREAS, Washington Gas Light Company (the “Employer”) sponsors the Washington Gas Light Company Savings Plan (the “Plan”) as amended and restated January 1, 2013, and as amended from time to time thereafter; and
WHEREAS, on July 19, 2013, the Authorized Officers and Plan Administrator adopted a resolution merging the Washington Gas Energy Services, Inc. 401(k) Plan and Trust (the “WGES Plan”) into the Plan (the “Resolution”); and
WHEREAS, the Resolution approved the adoption of amendments as may be necessary to preserve any features of the WGES Plan required to be maintained under Section 411(d)(6) of the Internal Revenue Code; and
WHEREAS, the WGES Plan provides certain features that must be maintained pursuant to Section 411(d)(6) of the Internal Revenue Code; and
WHEREAS, the Authorized Officers and Plan Administrator wish to amend the Plan to preserve such features and to recognize the merger of the WGES Plan; and
WHEREAS, under Section 16.00 of the Plan, the Plan Administrator, in cooperation with the Authorized Officers, may amend the Plan from time to time;
NOW, THEREFORE, the Plan is hereby amended as follows, effective midnight on December 31, 2013:

1.	A final paragraph is added to Section 1.04 of the Plan:

Effective as of midnight on December 31, 2013, the Washington Gas Energy Services, Inc. 401(k) Plan and Trust was merged into the Plan.

2.	Insert a new section 13.06 and renumber the following sections accordingly:

13.06 Special Withdrawals: Washington Gas Energy Services, Inc. 401(k) Plan and Trust

A Participant who has attained age 59 ½ may withdraw all or a portion of any contribution that was classified as a qualified nonelective contribution, matching contribution, or discretionary contribution under the Washington Gas Energy Services, Inc. 401(k) Plan and Trust and contributed to such plan prior to January 1, 2014, provided that the Participant would have been permitted to withdraw such amounts under the terms of the Washington Gas Energy Services, Inc. 401(k) Plan and Trust (as in effect on December 31, 2013) upon attaining age 59 ½. A Participant may request such a withdrawal through the Plan’s “Voice Response Unit” or other electronic

Exhibit 99.2

media as permitted under procedures adopted by the Plan Administrator. Such requests will be processed upon receipt of the proper forms; checks for such withdrawals will usually be issued within 7 to 10 business days of receipt of proper forms.

3.	Insert the following sentence at the end of Section 7.00(a) of the Plan:

To the extent that, as of December 31, 2013, a participant in the Washington Gas Energy Services, Inc. 401(k) Plan and Trust has elected a Salary Redirection contribution in a form other than a percentage, as of January 1, 2014, the Plan Administrator shall convert the contribution election to a whole percentage, rounding down.

*    *    *
IN WITNESS WHEREOF, this Amendment to the Washington Gas Light Company Savings Plan was executed on its behalf in whole or in counterpart by its Authorized Officers and Plan Administrator, this 16th day of December, 2013.

/s/ Terry D. McCallister                    /s/ Vincent L. Ammann, Jr.
Terry D. McCallister                    Vincent L. Ammann, Jr.
Chairman of the Board and                Vice President and
Chief Executive Officer                    Chief Financial Officer

/s/ Adrian P. Chapman                    /s/ Luanne S. Gutermuth
Adrian P. Chapman                    Luanne S. Gutermuth
President and                        Vice President, Human Relations
Chief Operating Officer                    and Organization Development